

February 25, 2011

Mr. Zhonghao Su
Chief Executive Officer
China Green Material Technologies, Inc.
27F (Changqing Building), 172 Zhongshan Road
Harbin City, China  150040

> **Re:     China Green Material Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No.  001-15683**

Dear Mr. Su:

We have reviewed your response to our comment letter dated January 6, 2011 and have the following additional comment. As noted in our comment letter dated September 28, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to the comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 14. Stock-Based Compensation, page 16

Stock Warrants, page 16

1. We have reviewed your response to comment one in our letter dated January 6, 2011 and note that you plan to restate your financial statements for the quarters ended June 30, 2010 and September 30, 2010 to reflect your warrants as derivative liabilities. As we are unable to determine how you derived the amounts presented in your summary of proposed restatements, please provide us with additional information regarding how you calculated the restated amounts. In your response, please specifically address the following items:

   • Tell us the amount of warrant expense originally recorded in each quarter and the restated warrant expense to be recorded in each quarter. Please show these amounts on a gross and net tax basis;
   • Tell us the methods you will be using to amortize the original expense of the warrants and to amortize the period-to-period changes in the fair value of the derivative liability;
   • Show us what your revised disclosures in Note 14 with respect to the warrants will look like in the restated financial statements;
   • Tell us how the restatement will impact your Statements of Cash Flows, and;
   • Provide us with any other information you believe will assist us in evaluating your response.

   In addition, we note your disclosure in your Form 10-Q for the quarter ended June 30, 2010 that you initially used a Black-Scholes option-pricing model to determine the fair value of your warrants. We note that the Black-Scholes method requires the use of inputs which are static throughout the term of the warrants, such as a fixed exercise price, and does not fully capture the value of down round provisions and other features that adjust the exercise price. Please tell us what method you used to calculate the fair value of your warrants in determining the restated amounts presented in Exhibit A of your response filed February 4, 2011. If you used the Black-Scholes method to determine the restated fair value of your warrants, please tell us why you believe this method fully captures all the features of your warrants, including the down round provisions. Also, please tell us what consideration you gave to using a binomial method or a Monte Carlo simulation to calculate the fair value of your warrants.

       You may contact Sondra Snyder at (202) 551-3332 or Andrew Blume at (202) 551-3254 if you have questions regarding the comment on the financial statements and related matters.  Please contact me at (202) 551-3737 with any other questions.

                                  Sincerely,

                                  /s/ Jennifer Thompson

                                  Jennifer Thompson
                                  Branch Chief